EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(In thousands, except ratios)	2013	2012
	(unaudited)
Earnings:
Net income	$39,996	$26,927
Add:
Provision for income taxes	21,676	14,683
Fixed charges	52,562	28,926
Less:
Capitalized interest	(6,899)	(3,949)
Earnings as adjusted (A)	$107,335	$66,587
Fixed charges:
Interest expense	$45,440	$24,781
Capitalized interest	6,899	3,949
Interest factors of rents (1)	223	196
Fixed charges as adjusted (B)	$52,562	$28,926
Ratio of earnings to fixed charges ((A) divided by (B))	2.04	2.30

(1)    Estimated to be 1/3 of rent expense.